UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-40408)

Global-E Online Ltd.

(Translation of registrant’s name into English)

Global-E Online Ltd

25 Basel Street,

Petah Tikva 4951038, Israel

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☐

EXPLANATORY NOTE

On November 3, 2021, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-e joins with Australia Post to accelerate Australian merchants’ international e-commerce sales.” A copy of the press release is furnished as Exhibit 99.1 herewith.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-256403).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated November 3, 2021 titled “Global-e joins with Australia Post to accelerate Australian merchants’ international e-commerce sales”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: November 3, 2021

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